UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June 30, 2017

PROQR THERAPEUTICS N.V.

Zernikedreef 9

2333 CK Leiden

The Netherlands

Tel: +31 88 166 7000

(Address, Including ZIP Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Entry into a Material Definitive Agreement.

Registered Direct Offering of Ordinary Shares

On June 28, 2017, in connection with the previously announced registered direct offering (the “Offering”) by ProQR Therapeutics N.V. (the “Company”), the Company entered into Subscription Agreements (the “Subscription Agreements”) with the investors in the Offering, pursuant to which the Company agreed to issue, and the investors agreed to purchase, an aggregate of 1,200,000 ordinary shares (the “Shares”) of the Company at an issue price of $5.00 per share. In addition, on June 28, 2017, the Company entered into a Placement Agency Agreement (the “Placement Agency Agreement”) with Leerink Partners LLC (“Leerink”), to engage Leerink as its exclusive placement agent for the Offering.

The closing of the Offering is expected to occur on or about July 3, 2017, subject to the satisfaction of customary closing conditions. The Company estimates that the net proceeds from the issuance of the Shares will be approximately $5.4 million, after deducting the placement agent fees and estimated offering expenses payable by the Company.

The Offering was made pursuant to the Company’s effective shelf registration statement on Form F-3 (Registration No. 333-207245) (the “Registration Statement”), including the base prospectus contained therein, and a Prospectus Supplement, dated June 28, 2017, filed with the U.S. Securities and Exchange Commission on June 30, 2017.

The Subscription Agreements contain customary representations and warranties and covenants by the Company, and customary conditions to closing. The Placement Agency Agreement contains customary representations, warranties and covenants by the Company, customary conditions to closing, indemnification obligations, other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the Subscription Agreements and the Placement Agency Agreement were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties.

A copy of the legal opinion of Allen & Overy LLP, the Company’s Netherlands counsel, relating to the legality and validity of the Shares is filed as Exhibit 5.1 to this Report on Form 6-K, which is filed with reference to, and is hereby incorporated by reference into, the Registration Statement.

The foregoing summary of the terms of the Subscription Agreements is subject to, and qualified in its entirety by the form of Subscription Agreement attached herewith as Exhibit 1.1, to this Report on Form 6-K and are incorporated by reference herein. The foregoing summary of the terms of the Placement Agency Agreement is subject to, and qualified in its entirety by the form of Placement Agency Agreement attached herewith as Exhibit 1.2, to this Report on Form 6-K and are incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROQR THERAPEUTICS N.V.

Date: June 30, 2017	By:	/s/ Smital Shah
Smital Shah
Chief Financial Officer

INDEX TO EXHIBITS

Number	Description

1.1	Form of Subscription Agreement, dated June 28, 2017

1.2	Placement Agency Agreement, dated June 28, 2017, between the Company and Leerink Partners LLC

5.1	Opinion of Allen & Overy LLP

23.1	Consent of Allen & Overy LLP (included in Exhibit 5.1)